

Mail Stop 4628

October 17, 2016

Via Email

Timothy K. Driggers
Chief Financial Officer
EOG Resources, Inc.
1111 Bagby
Sky Lobby 2
Houston, Texas 77002

> **Re: EOG Resources, Inc.
> Form 10-K for Fiscal Year Ended
> December 31, 2015
> Response Dated August 9, 2016
> File No. 1-09743**

Dear Mr. Driggers:

We have reviewed your August 9, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 27, 2016 letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

1.   Clarify for us how the drilled but uncompleted (DUC) wells identified in your response to our prior comment three relate to the total number of wells drilled during the last three fiscal years by geographical area. Also explain to us how the tabular disclosure relating to "wells completed" presented on pages 23 through 24 of Form 10-K for the fiscal year ending December 31, 2015 correlates to the disclosure requirements under Items 1205(a)(1) and 1205(a)(2) of Regulation S-K regarding "wells drilled."

2.   We note your responses to our prior comments three and four regarding your inventory of DUC wells as of December 31, 2015. Please provide us with the net quantities of reserves for wells that were not scheduled to be completed and the related proved undeveloped reserves converted to developed status within five years of initial disclosure relating to those DUC wells that:

- have been completed since December 31, 2015, or

- are scheduled for completion by December 31, 2016.

3.   Please clarify for us the extent to which there have been any events subsequent to December 31, 2015 that would materially impact the development plan and schedule relating to the drilling and completion of the proved undeveloped reserves disclosed as of December 31, 2015.

Summary of Critical Accounting Policies, page 42

Impairments, page 43

4.   We note from your response to prior comment 7 that you use five-year NYMEX futures strip to estimate future crude oil and natural gas prices when estimating expected undiscounted future cash flows from your proved oil and gas properties. Tell us about the pricing assumptions you use for production expected to occur more than five years from your most recent balance sheet date.

        You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the engineering comments. Please contact Anuja Majmudar, Attorney-Advisor, at (202) 551-3844 or Karina Dorin, Attorney-Advisor, at (202) 551-3763 with any other questions.

                                        Sincerely,

                                        /s/H. Roger Schwall

                                        H. Roger Schwall
                                        Assistant Director
                                        Office of Natural Resources